ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 19, 2007

07025452

Securities and E
Division of Corp...
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 7/25

Lodgement with Australian Stock Exchange:
July 19, 2007 (ASX – Announcement & Media Release: Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 July 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
Drilling ahead at 4,173 feet

The Lindsey 109A #1R well is presently drilling ahead at 4,173 feet. The well is targeting the Siluro-Devonian formation using Basic Energy Rig 32.

The well is expected to take 29 days and has a planned total depth of 12,300 feet at an estimated cost of US$1.5 million completed.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

Lake Long Project, Lafourche Parish, South Louisiana
(SL 328 # 9 Deep Well) being completed for production (FAR 10.1875%)

Completion operations on the 24 feet of net pay in the Middle Hollywood Sands in the SL328 # 9 well at Lake Long Field, South Louisiana, are continuing as scheduled.

Current activity is running and testing production tubing. The large barge rig will move off site this weekend and a smaller and more cost effective work over rig will be used next week to clean up the well, perforate the net pay behind pipe and test.

From nearby analogues, an expected daily flow rate of 3 to 4 million cubic feet of gas with 50 to 70 barrels of condensate is expected after well clean up. Following satisfactory flow testing the well will be connected to the Operator's nearby gas processing facility and sales of gas and condensate will commence.

The Upper Hollywood Sands (where 13 feet of additional net pay has been logged) will be produced at a later date.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

END